FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of March, 2010

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

March 8, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX receives drill permit for Table Top gold project in Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has been issued a drill permit for a 16 hole core drill program to be conducted at its Table Top gold project in Humboldt County, Nevada.   The Table Top property is comprised of 171 claims (3,420 acres) located 10 miles west of the town of Winnemucca, just off of Interstate 80.  Drilling will commence in late March or early April, as soon as weather permits.

Table Top is on trend with AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc. (TSX, NYSE Amex: FRG) immediately to the north, where drilling by Newmont continues to highlight the high-grade nature of near-surface gold mineralization at Sandman, with drill results reported in early 2010 that included 90.28 grams per tonne (“g/t”) gold over 3.47 metres.  In March 2010, Fronteer reported additional results that included an intercept of 42.28 g/t gold over 7.56 metres.   Of the 110 holes drilled and reported at the Sandman joint venture, 26 holes have returned intercepts of greater than 10 g/t gold over 1.0 metres or more.

All of these properties, including Table Top, are located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.  MAX now controls all prospective land available between Table Top and Sandman, where Newmont is in the process of earning a 60% interest by spending $23 Million on exploration in order to advance the project to a production decision by June 2011.   Maps showing the Kings River Rift and the new claims staked by MAX are available on our web site at www.maxresource.com.

During the 1980's Gold Fields, Meridian Minerals, Homestake, and Santa Fe Mining conducted exploration on and around the Table Top property.  A limited exploration program of only ten reverse circulation drill holes was conducted by Gold Fields to test anomalous (up to 1.1 g/t) gold values in what was called jasperoid.  Trenches containing gold values up to 4 g/t over 5 feet were tested by the first drill hole, which contained 55 feet of 0.84 g/t Au (0.027 opt) from the surface down.  This hole was drilled vertically in a breccia zone.  The remaining nine angle drill holes, which were wide-spaced (75-300 meters apart), contained little of significance.  Having now reviewed all available data, MAX believes that the holes may have been drilled in the wrong direction and should have been drilled to the south instead of to the north.  This theory will be tested during the current drill program.

Clancy Wendt, VP Exploration for MAX, states; “In preparation for this drill program, MAX has obtained and reviewed aerial photos, geology maps, geochemical assay maps, and geophysics, as well as data from the limited drilling conducted to date at Table Top.  Having reviewed the work reported in news releases by Fronteer, to the immediate north at Sandman, we have a better understanding of the mineralizing systems in the area, especially in the area of rock type, mineralization, structure and alteration seen at the surface.  As a result, we have identified previously unreported structures that support our theory that prior drilling was drilled down the dip of the beds and thus missed the mineralized zone. We feel that the Table Top area is geologically favorable for the discovery of a medium-sized, high grade, sedimentary style oxide gold deposit in a near surface environment.”

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  We are currently focused on gold, with three gold properties in Nevada being actively explored in 2010.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.  Further, this news release contains information about adjacent properties on which the Company has no right to explore or mine. Readers are cautioned that the United States Securities and Exchange Commission's mining guidelines prohibit information of this type in documents filed with the SEC and that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  April 2, 2010

By:      /s/ Stuart Rogers

Stuart Rogers

Director